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WRITER’S EMAIL ADDRESS:

john.reiss@shearman.com

June 10, 2010

Via Email and EDGAR Correspondence Filing

Ms. Kimberly Browning U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, DC 20549

Re: Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC (the “Fund” or the “Company”)
(File Nos. 333-149979 and 811-21190)

Dear Ms. Browning:

This letter responds to comments that you, along with Richard Pfordte, provided by telephone on June 8, 2010 to the Company’s PRE-14A filing dated May 12, 2010 (the “Proxy Statement”), as supplemented by our initial comment response letter filed via EDGAR on June 4, 2010 and the proposed revisions to the Proxy Statement sent to you via email concurrently with that initial letter.  Below, I identify your comments and offer our responses1.

I.	General Comments

1.
COMMENT: You requested that we include in the Proxy Statement our analysis regarding how the SkyBridge Transaction will comply with Section 15(f) of the Investment Company Act.  You specifically asked for disclosure of a Board determination of no “unfair burden” and disclosure regarding any brokerage arrangements with CAI or its affiliates after the SkyBridge Transaction.

___________________________
1 Capitalized terms used herein but not defined have the meaning ascribed to them in the Proxy Statement.

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NEW YORK  |  PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Ms. Kimberly Browning

RESPONSE:  We will include disclosure in the definitive Proxy Statement regarding the 15(f) analysis, the Board’s determination of no “unfair burden”, and the absence of new or continuing brokerage relationships with CAI and its affiliates.  The relevant proposed text is excerpted in italics below and will be included in the definitive Proxy Statement starting at the end of the section entitled “May 4, 2010 Board Meeting”:

The Board also determined that reliance on Section 15(f) of the 1940 Act (as further discussed below), including a finding of no “unfair burden”, was appropriate under the circumstances.

Section 15(f) of the 1940 Act

The SkyBridge Transaction involves the sale of certain CAI business lines, including that of the current investment adviser to the Fund, and thus constitutes a “sale” for the purpose of Section 15(f) of the 1940 Act.  CAI intends for the SkyBridge Transaction to come within the safe harbor provided by Section 15(f) of the 1940 Act, and SkyBridge has covenanted as to compliance with the requirements of Section 15(f) in the purchase agreement for the SkyBridge Transaction.  The safe harbor of Section 15(f) permits an investment adviser of a registered investment company (or any affiliated persons of the investment adviser) to receive any amount or benefit in connection with a sale of an interest in the investment adviser that results in an assignment of an advisory agreement, provided that two conditions are satisfied.

First, an “unfair burden” may not be imposed on the investment company as a result of the sale of the interest, or any express or implied terms, conditions or understandings applicable to the sale of the interest.  The term “unfair burden,” as defined in the 1940 Act, includes any arrangement during the two-year period after the transaction whereby the investment adviser (or predecessor or successor adviser), or any “interested person” of the adviser (as defined in the 1940 Act), receives or is entitled to receive any compensation, directly or indirectly, from the investment company or its security holders (other than fees for bona fide investment advisory or other services), or from any person in connection with the purchase or sale of securities or other property to, from or on behalf of the investment company (other than ordinary fees for bona fide principal underwriting services).

CAI, SkyBridge and the Board are aware of no actual or potential “unfair burden” of the type contemplated by Section 15(f).  No increase in advisory or other fees is contemplated.  Nor is there contemplated any

Ms. Kimberly Browning

increase in the allocation of expenses of the Fund as between the Fund and the Fund’s investment adviser or its affiliated persons.  SkyBridge has informed the Board that there is no obligation, express or implied, to engage CAI-related parties to service the Fund in any manner that is different from, or more expensive than, that existing prior to contemplation of the transaction.  The only such continuing relationship of which we are aware is that Morgan Stanley Smith Barney will continue to serve as a placement agent for the Fund’s shares with no changes planned to either level of services or fees.  As the Fund invests directly in underlying hedge funds, there will be no brokerage services provided to the Fund by CAI or its affiliates after the SkyBridge Transaction.

The second requirement under Section 15(f) is that, during the three-year period after the SkyBridge Transaction, at least 75% of the members of the investment company’s board of directors cannot be “interested persons” (as defined in the 1940 Act) of the investment adviser or its predecessor.  Three out of four of the Fund’s directors were classified as independent directors prior to the SkyBridge Transaction and continue to be classified as such.  Additionally, SkyBridge and the Board are aware of the 75% requirement and do not contemplate changes to the Board’s composition during the three-year period after the SkyBridge Transaction that would cause the Board to fail to meet this requirement.

2.	COMMENT: You asked that, in connection with the requested 15(f) analysis, we disclose the purchase price for the SkyBridge Transaction.

RESPONSE:  Though we do not necessarily agree that Section 15(f) mandates disclosure of the purchase price of the SkyBridge Transaction, in response to your comment we will include the following description of the purchase price in the revised Proxy Statement:  “Pursuant to the terms of the SkyBridge Transaction, the purchase price to be paid by SkyBridge for the acquired CAI businesses includes a first payment of $4 million to be made at the closing and variable payments to be made over time based on the performance of the businesses.”

           The Company acknowledges that should the U.S. Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, confirm that all of their comments to the Proxy Statement have been adequately addressed, it does not foreclose the Commission from taking any action with respect to the Proxy Statement.  In addition, the Company acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in confirming that all comments to the Proxy Statement have been adequately addressed, does not relieve the Company from their full responsibility for the adequacy and accuracy of the disclosures in the final Proxy Statement.  The Company further

Ms. Kimberly Browning

acknowledges that they may not assert such comment process as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe our responses above adequately address all of your comments.  Should you have any questions, please do not hesitate to contact me at (212) 848-7669 or my colleague Nathan Greene at (212) 848-4668.

Very truly yours, /s/ John D. Reiss John D. Reiss

cc:	Richard Pfordte (SEC)
Nathan J. Greene (S&S)